UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated October 23, 2015

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Quarterly EBITDA record of R$1.55 billion, margin of 56% and Free cash flow of R$1.12 billion(6)

					3Q15 vs						9M15 vs		Last 12 months
Key Figures	Unit	3Q15	2Q15	3Q14	2Q15		3Q15 vs 3Q14		9M15	9M14	9M14		(LTM)
Pulp Production	000 t	1,275	1,321	1,345	-3%		-5%		3,888	3,893	0%		5,268
Pulp Sales	000 t	1,298	1,282	1,372	1%		-5%		3,810	3,895	-2%		5,220

Net Revenues	R$ million	2,790	2,309	1,746	21%		60%		7,096	5,083	40%		9,097
Adjusted EBITDA(1)	R$ million	1,551	1,157	613	34%		153%		3,714	1,885	97%		4,620
EBITDA margin	%	56%	50%	35%	5	p.p.	21	p.p.	52%	37%	15	p.p.	51%
Net Financial Result(2)	R$ million	(2,357)	321	(785)	—		—		(3,782)	(1,023)	—		(4,394)
Net Income (Loss)	R$ million	(601)	614	(359)	—		—		(576)	291	—		(704)

Free Cash Flow(6)	R$ million	1,122	493	143	127%		683%		1,999	485	313%		2,297
Dividends paid	R$ million	—	(149)	—	—		—		(149)	—	—		(149)
ROE(5)%		17.8%	11.1%	5.7%	7	p.p.	12	p.p.	17.8%	5.7%	12	p.p.	17.8%
ROIC(5)%		17.7%	12.4%	7.2%	5	p.p.	10	p.p.	17.7%	7.2%	10	p.p.	17.7%

Gross Debt (US$)	US$ million	3,153	2,906	3,498	9%		-10%		3,153	3,498	-10%		3,153
Gross Debt (R$)	R$ million	12,526	9,015	8,574	39%		46%		12,526	8,574	46%		12,526
Cash(3)	R$ million	2,948	818	1,261	260%		134%		2,948	1,261	134%		2,948
Net Debt (R$)	R$ million	9,578	8,197	7,313	17%		31%		9,578	7,313	31%		9,578
Net Debt (US$)	US$ million	2,411	2,642	2,984	-9%		-19%		2,411	2,984	-19%		2,411
Net Debt/EBITDA LTM	x	2.07	2.23	2.70	-0.2	x	-0.6	x	2.07	2.70	-0.63	x	2.07
Net Debt/EBITDA LTM (US$)(4)	x	1.58	1.95	2.52	-0.4	x	-0.9	x	1.58	2.52	-0.93	x	1.58

(1) Adjusted by non-recurring and non-cash items | (2) Includes results from financial investments, monetary and exchange variation, mark-to-market of hedging and interest (3) Includes the hedge fair value | (4) For covenants purposes | (5) For more details p. 16 | (6) Before dividend payment and expansion capex

3Q15 Highlights

•             Pulp production of 1,275 thousand tons, 3% and 5% less than in 2Q15 and 3Q14, respectively. LTM production stood at 5,268 thousand tons.

•             Scheduled maintenance downtime in plants A and B at the Aracruz and Três Lagoas Mills successfully concluded.

•             Pulp sales of 1,298 thousand tons, 1% up on 2Q15 and 5% down on 3Q14. LTM sales totaled 5,220 thousand tons.

•             Net revenue of R$2,790 million (2Q15: R$2,309 million | 3Q14: R$1,746 million). LTM net revenue came to R$9,097 million, a new 12-month record.

•             Cash cost of R$659/t, 13% and 31% more than in 2Q15 and 3Q14, respectively. Excluding the impact of the scheduled downtimes, the cash cost would have come to R$589/t.

•             EBITDA Margin of 56%, a new quarterly record.

•             Adjusted EBITDA was a quarterly record of R$1,551 million, 34% and 153% higher than in 2Q15 and 3Q14, respectively. LTM EBITDA totaled R$4,620 million, also a period record.

•             EBITDA/ton of R$1,194/t (US$337/t), 32% and 168% more than in 2Q15 and 3Q14, respectively.

•             Free cash flow before expansion capex reached R$1,122 million, 127% up on 2Q15 and 683% more than in 3Q14. LTM free cash flow totaled R$2,297 million. Free cash flow yield came to 7.7%.

•             Cash ROE and ROIC of 17.8% and 17.7%, respectively. For more details, see pages 16 and 17.

•             Loss of R$601 million (2Q15: net income of R$614 million | 3Q14: loss of R$359 million).

•             Gross debt in dollars of US$3,153 million, 9% up on 2Q15 and 10% down on 3Q14. Gross debt/EBITDA in dollars of 2.07x.

•             Net debt in dollars reached its lowest level since Fibria’s creation, falling by 9% over 2Q15.

•             Net Debt/EBITDA ratio of 1.58x in dollars (Jun/15: 1.95x | Sep/14: 2.52x) and 2.07x in reais (Jun/15: 2.23x | Sep/14: 2.70x).

•             Fibria was included in the NYSE’s 2015/16 Dow Jones Emerging Markets Sustainability Index.

•             Horizonte 2 Project advances within schedule (for more details, see page 14).

Subsequent Events

•             Dividend Policy approval and recommendation of distribution of intermediate dividends extraordinarily of R$ 2.0 billion.

•             V Annual Meeting with Investors at the NYSE — Fibria Day to take place on December 2, 2015.

Market Cap — September 30, 2015: R$29.8 billion | US$7.5 billion FIBR3: R$53.80 FBR: US$13.56 Shares Issued: 553,934,646 common shares	Conference Call: October 23, 2015 Portuguese: 9 am (Brasília) | Phone: +55 11 3193-1001 English: 10 am (Brasília) | Phone: +1-412-317-6717 Webcast: www.fibria.com.br/ri	Investor Relations Guilherme Cavalcanti André Gonçalves Camila Nogueira Roberto Costa Raimundo Guimarães ir@fibria.com.br | +55 (11) 2138-4565

The operating and financial information of Fibria Celulose S.A. for the third quarter of 2015 (3Q15) presented in this document is based on consolidated figures and  expressed in reais, is unaudited and was prepared in accordance with Corporate Law. The results of Veracel Celulose S.A. were included in this document based on 50% proportional consolidation, with the elimination of all intercompany transactions.

Executive Summary

Despite typical July and August seasonality, Fibria recorded sales volume of 1,298 thousand tons, 1% up on 2Q15, thanks to continuing demand growth, which, together with the temporary scheduled downtimes of the hardwood pulp producers, allowed the Company to introduce another US$20/t price increase in all regions as of September (Europe: US$830/t) — the fourth upturn his year. Fibria’s average net price in dollars moved up by 3.3%, while the average PIX/FOEX BHKP Europe price climbed by 2.9%. In addition, the average dollar appreciation against the real resulted in record EBITDA and free cash flow, which came to R$1.55 billion and R$1.05 billion, respectively, in the third quarter. LTM EBITDA amounted to R$4,620 million, 66% more than in 2014.

Pulp production totaled 1,275 thousand tons in 3Q15, 3% and 5% down on 2Q15 and 3Q14, respectively, due to the higher impact of maintenance downtimes. Sales volume came to 1,298 thousand tons, 1% more than in the previous quarter due to higher sales to North America and Europe, and 5% down on 3Q14, when we reached record levels for a third quarter. Pulp inventories closed the quarter at 53 days.

The production cash cost was R$659/t, 13% up on 2Q15, primarily due to the increased impact of maintenance downtimes, the appreciation of the dollar against the real, the higher cost of wood and the reduced utilities result (energy sales). The increase over 3Q14 was due to maintenance stoppages, higher logistics costs with wood (wider average transportation radius), the impact of the exchange variation and the reduced utilities result, among other less important factors (see page 7 for more details). The cash cost excluding the downtime effect stood at R$589/t, 23% up year-on-year.

Adjusted 3Q15 EBITDA totaled R$1,551 million, 34% up on 2Q15 and a new quarterly record, thanks to the higher average net price in reais, partially offset by higher cash COGS (see page 8), while the EBITDA margin stood at 56%. In relation to 3Q14, the higher average net price in reais offset the upturn in cash COGS. Free cash flow for the quarter before expansion capex amounted to R$1,122 million, 127% more than in the previous three months due to the increase in EBITDA and improved working capital. In relation to 3Q14, most of the upturn can also be put down to EBITDA.

The 3Q15 financial result was negative by R$2,357 million, versus a positive R$321 million in 2Q15 and a net expense of R$785 million in 3Q14. The negative result was chiefly due to the 28% appreciation of the end-of-period dollar against the real, resulting in expenses mostly from the impact of the exchange variation on debt and hedge instruments. Interest expenses in dollars fell by 31% year-on-year, despite the upturn in the TJLP long-term interest rate and the CDI interbank rate, and new funding operations in the period. Gross debt in dollars totaled US$3,153 million, 9% up on 2Q15 and 10% down on 3Q14. Fibria closed the quarter with a cash position of R$2,948 million, including the mark-to-market of derivatives.

As a result of all the above, Fibria reported a 3Q15 loss of R$601 million, versus net income of R$614 million in 2Q15 and a loss of R$359 million in 3Q14.

Pulp Market

In 3Q15, eucalyptus pulp sales once again benefited from improved demand in all markets, due to the healthy performance of the mature markets and new paper capacity, especially in China, which has been continuously generating additional demand in recent months.

The expected decline in demand in July and August, traditionally weaker months due to the downtimes during the summer vacation season in the northern hemisphere, was so low that it almost went unnoticed this year. Solid demand coupled with low inventory levels at the beginning of the quarter permitted the implementation of the entire price increase announced for June 1 and the fourth US$20/t upturn this year in all markets, effective as of September 1, partially implemented by Fibria.

On the supply side, hardwood pulp producers’ inventories remained low, given that, in addition to demand, the scheduled maintenance stoppages in Latin America and Europe removed at least 120 thousand tons of hardwood pulp from the market between July and September. The temporary three-week stoppage in the APRIL Rizhao plant in China due to lack of rainfall in the region also contributed to the reduction in period hardwood pulp supply.

Unlike in previous years, maintenance downtimes should continue to play an important role in the final quarter, due to the new maintenance calendar of certain Brazil plants, which were authorized to extend the interval between such stoppages to 15 months, removing around 60 thousand tons from the market. In addition, the continuation of healthy demand, chiefly due to higher end-of-year seasonality, will maintain market fundamentals at favorable levels.

Production and Sales

Production (‘000 t)	3Q15	2Q15	3Q14	3Q15 vs 2Q15	3Q15 vs 3Q14	9M15	9M14	9M15 vs 9M14	Last 12 months
Pulp	1,275	1,321	1,345	-3%	-5%	3,888	3,893	0%	5,268
Sales Volume (‘000 t)
Domestic Market Pulp	118	126	138	-6%	-14%	374	371	1%	520
Export Market Pulp	1,180	1,157	1,234	2%	-4%	3,436	3,524	-2%	4,700
Total sales	1,298	1,282	1,372	1%	-5%	3,810	3,895	-2%	5,220

Pulp production totaled 1,275 thousand tons in 3Q15, 3% down on the previous quarter, due to the increased impact of the scheduled maintenance downtimes, partially offset by the higher number of production days (3Q15: 92 days| 2Q15: 91 days). In comparison with 3Q14, production fell by 5%, mainly due to the higher number of maintenance stoppages. Pulp inventories closed the quarter at 786 thousand tons (53 days), 3% down on the 809 thousand tons recorded in 2Q15 (54 days) and 6% more than the 739 thousand tons registered in 3Q14 (50 days).

Regulatory Standard 13 (Boiler and Pressure Vessel Inspection) extended the maximum period between recovery boiler inspections from 12 to 15 months. Consequently, downtimes that used to take place on an annual basis, almost always at the same time of year, are undergoing planning changes in accordance with the new regulation. In the long term, this extension will reduce costs and increase output. The calendar for scheduled maintenance downtimes in Fibria’s mills up to 2018 is shown in the following chart, in which these changes become clear.

Sales volume totaled 1,298 thousand tons, 1% up on the previous three months due to increased sales to North America and Europe, and 5% down on 3Q14, when sales reached record levels for a third quarter, mostly fueled by North America and Asia. In 3Q15, net revenue from Europe accounted for 42% of the total, followed by Asia with 25%, North America with 25% and Latin America with 8%.

Results Analysis

Net Revenues (R$ million)	3Q15	2Q15	3Q14	3Q15 vs 2Q15	3Q15 vs 3Q14	9M15	9M14	9M15 vs 9M14	Last 12 months
Domestic Market Pulp	203	191	153	7%	33%	565	419	35%	737
Export Market Pulp	2,558	2,099	1,574	22%	63%	6,462	4,603	40%	8,271
Total Pulp	2,761	2,290	1,727	21%	60%	7,026	5,021	40%	9,008
Portocel	28	20	19	43%	49%	70	61	14%	89
Total	2,790	2,309	1,746	21%	60%	7,096	5,083	40%	9,097

Net revenue totaled R$2,790 million in 3Q15, 43% higher than in 2Q15, thanks to the higher average net price in reais, in turn due to the 15% appreciation of the average dollar, higher price in dollars and higher sales volume. The 60% increase over 3Q14 was also due to the higher average net price in reais, partially offset by lower sales volume. LTM net revenue came to R$9,097 million, a new 12-month record.

The cost of goods sold (COGS) increased by 6% and 5% over 2Q15 and 3Q14, respectively, mostly due to higher production costs and the impact of the exchange variation on freight expenses, partially offset by the reduction in expenses from bunker fuel adjustments due to the decline in oil prices, benefiting maritime and overseas freight costs.

The pulp production cash cost totaled R$659/t in 3Q15, 13% up on the quarter before, primarily due to i) the increased impact of the scheduled maintenance downtimes (A and B plants at the Aracruz and Três Lagoas Mills); ii) the impact of the exchange variation (15% appreciation of the average dollar against the real); iii) the reduced utilities result (lower energy prices); and iv) higher non recurring wood costs, explained by higher third party contribution and wood from Losango, impacting the average distance from forest to mill. In relation to 3Q14, the upturn came from: i) the scheduled maintenance downtimes; ii) higher wood costs, as explained above; iii) the appreciation of the average dollar (around 15% of the production cash cost is dollar-pegged — mainly chemicals, energy and materials); and iv) the lower utilities result (3Q15: R$20/t | 3Q14: R$34/t), as well as other lesser factors, as shown in the table below. It is worth noting that the wood cost variation was expected and that the Company is experiencing higher non-recurring wood costs, as announced to the market on previous occasions. Excluding the non recurring additional effects and the exchange rate impact, the cash cost increase would have been below last twelve months inflation measured by IPCA, which came to 9.5% in the period.

Pulp Cash Cost	R$/t
2Q15	583
Maintenance downtimes	55
Exchange Rate	13
Lower results with utilities (energy price decrease)	11
Wood - higher third party contribution and Losango effect - higher distance from forest to mill	10
Lower price of chemicals and energy	(3)
Lower consumption of chemicals	(4)
Volume effect	(2)
Others	(4)
3Q15	659

Pulp Cash Cost	R$/t
3Q14	502
Maintenance downtimes	45
Wood - higher third party contribution and Losango effect - higher distance from forest to mill	41
Exchange Rate	41
Lower results of utilities (energy price decrease)	16
Higher cost of maintenance and third party services	8
Higher consumption of chemicals and others	6
3Q15	659

Selling expenses totaled R$111 million in 3Q15, 4% more than in 2Q15 mainly due to the foreign exchange effect and the increase in sales volume. The 16% increase over 3Q14 was also due to the appreciation of the dollar against the real, partially offset by the decline in expenses with terminals and lower sales volume. The selling expenses to net revenue ratio narrowed to 4%.

Administrative expenses came to R$66 million, stable compared to 2Q15. Year-on-year, the reduction of 9% was due to lower third party services expenses and donations.

In the case of other operating income (expenses), the Company recorded an expense of R$44 million in 3Q15, versus expense of R$10 million in 2Q15 and an expense of R$32 million in 3Q14. The quarter-on-quarter variation was chiefly due to the revaluation of biological assets in 2Q15, while the increase in the annual variation was also mainly due to the update of future disbursements of all employees that have remuneration plans attached to share price.

Adjusted EBITDA totaled R$1,551 million in 3Q15 with a margin of 56%. In comparison with 2Q15, EBITDA increased by 34%, due to the 19% upturn in the average net price in reais, in turn impacted by the 15% appreciation of the average dollar, the 3% increase in the net pulp price in dollars and higher sales volume, partially offset by higher cash COGS and the increase in other operating expenses, as detailed above. The 12-month upturn was due to the 56% appreciation of the average dollar and the 10% upturn in the average net price in dollars, which offset the increase in cash COGS and the decline in sales volume. The graph below shows the main variations in the quarter:

(1) Write-down of property, plant and equipment, provisions for ICMS tax credit losses, equity income and tax credits, and recovery of contingencies.

Financial Result

(R$ million)	3Q15	2Q15	3Q14	9M15	9M14	3Q15 vs 2Q15	3Q15 vs 3Q14	9M15 vs 9M14
Financial Income (including hedge result)	(544)	253	(121)	(824)	107	—	—	—
Interest on financial investments	27	23	22	66	71	17%	23%	-7%
Hedging(1)	(571)	230	(143)	(890)	36	—	—	—
Financial Expenses	(122)	(108)	(113)	(331)	(359)	13%	8%	-8%
Interest - loans and financing (local currency)	(48)	(47)	(54)	(140)	(158)	2%	-11%	-11%
Interest - loans and financing (foreign currency)	(74)	(61)	(59)	(191)	(201)	21%	25%	-5%
Monetary and Exchange Variations	(1,687)	184	(544)	(2,626)	(280)	—	210%	—
Foreign Exchange Variations - Debt	(2,202)	248	(643)	(3,256)	(252)	—	242%	—
Foreign Exchange Variations - Other	515	(64)	99	630	(28)	—	420%	—
Other Financial Income / Expenses(2)	(4)	(8)	(7)	(1)	(491)	-50%	-43%	—
Net Financial Result	(2,357)	321	(785)	(3,782)	(1,023)	—	200%	—

(1) Change in the marked to market (3Q15: R$(362) million | 2Q15: R$284 million) added to received and paid adjustments.

Income from interest on financial investments came to R$27 million in 3Q15, 17% and 23% up on 2Q15 and 3Q14, respectively, due to the increase in the cash balance and higher financial investments, as a result of new funding operations in the quarter whose proceeds will be allocated to the Três Lagoas Mill expansion project. Cash and cash equivalents closed the quarter at R$3,949 million (excluding the mark-to-market of derivative instruments). Hedge transactions generated a loss of R$571 million, from the negative variation in fair value, especially of debt swaps (for more details on derivatives, see page 10).

Interest expenses on loans and financing totaled R$122 million in 3Q15, 13% up on the previous quarter, due to new funding in the period (see page 12 for more details), as well as the increase in the TJLP long-term interest rate and the CDI interbank rate, which pushed up the appropriation of interest on debt pegged to these indexing units. In comparison with 3Q14, interest expenses on loans and financing increased by 8%.

The foreign-exchange loss on dollar-denominated debt (95% of total debt), including real/dollar swaps, stood at R$2,202 million, versus income of R$248 million in 2Q15 and a loss of R$643 million in 3Q14. In relation to 2Q15, the negative effect came from the 28% depreciation of the real against the dollar and the period increase in the dollar-denominated portion of the debt (3Q15: R$3.9729 | 2Q15: R$3.1026| 3Q14: R$2.451).

On September 30, 2015, the mark-to-market of derivative financial instruments was negative by R$1,001 million (a negative R$132 million from operational hedges, a negative R$1,152 million from debt hedges, and a positive R$283 million from embedded derivatives), versus a negative R$639 million on June 30, 2015, giving a negative variation of R$362 million. This result was mainly due to the impact of the period depreciation of the real and the change in market conditions, impacting outstanding debt swaps. Cash disbursements from transactions that matured in the period totaled R$209 million (R$86 million of which in operational hedges and R$123 million in debt hedges). As a result, the net impact on the financial result was a negative R$571 million. The following table shows Fibria’s derivative hedge position at the close of September 2015:

		Notional (MM)				Fair Value
Swaps	Maturity	Sept/15		Jun/15		Sept/15		Jun/15
Receive
US Dollar Libor (1)	dec/19		$627		$531	R$	2,232	R$	1,582
Brazilian Real CDI (2)	aug/20	R$	706	R$	772	R$	1,036	R$	1,112
Brazilian Real TJLP (3)	dec/17	R$	189	R$	219	R$	181	R$	210
Brazilian Fixed (4)	dec/17	R$	273	R$	314	R$	214	R$	256

Receive Total (a)						R$	3,663	R$	3,160

Pay
US Dollar Fixed (1)	dec/19		$627		$531	R$	(2,266)	R$	(1,593)
US Dollar Fixed (2)	aug/20		$362		$397	R$	(1,671)	R$	(1,511)
US Dollar Fixed (3)	dec/17		$117		$135	R$	(453)	R$	(418)
US Dollar Fixed (4)	dec/17		$131		$151	R$	(426)	R$	(402)

Pay Total (b)						R$	(4,815)	R$	(3,924)
Net (a+b)						R$	(1,152)	R$	(764)

Option
US Dollar Options	up to 5M		$570		$920	R$	(132)	R$	(25)

Options Total (d)						R$	(132)	R$	(25)

Embedded Derivatives - Forestry Partnership and Standing Timber Supply Agreements

Receive
US Dollar Fixed	dec/34		$869		$880	R$	283	R$	150

Pay
US Dollar CPI	dec/34		$869		$880	R$	—	R$	—
Embedded Derivatives Total (e)						R$	283	R$	150

Net (a+b+c+d+e)						R$	(1,001)	R$	(639)

Zero cost collar operations have proved to be more appropriate in the current exchange scenario, especially due to the volatility of the dollar, as they lock the exchange rate at levels favorable to the Company while also limiting negative impacts in the event of a significant depreciation of the real. These instruments allow for the protection of a foreign exchange band favorable to cash flows, within which Fibria does not pay or receive the amount of the adjustments. In addition to protecting the company in these scenarios, this feature also allows it to achieve greater benefits in terms of export revenues should the dollar move up. Currently, these operations have a maximum term of 12 months, covering 19% of net foreign exchange exposure, and their sole purpose is to protect cash flow exposure. The following table shows the instrument’s exposure up to the contract expiration date and the respective average strikes per quarter:

	Settled in	Settled in	Settled in	Maturity	Maturity	Maturity
	1Q15	2Q15	3Q15	in 4Q15	in 1Q16	in 2Q16
Notional (US$ milhões)	420	425	350	310	260	—
Average strike put (R$/US$)	2.18	2.22	2.31	2.52	2.68	—
Average strike call (R$/US$)	3.19	3.17	3.24	3.86	4.29	—
Cash impact on settlement (R$ million)	(3)	(3)	(86)	—	—	—

Derivative instruments used to hedge debt (swaps) are designed to transform real-denominated debt into dollar-denominated debt or protect existing debt against adverse swings in interest rates. Consequently, all of the swap asset legs are matched with the flows of the respective hedged debt. The fair value of these instruments corresponds to the net present value of the expected flows until maturity (average of 37 months in 3Q15) and therefore has a limited cash impact.

The forestry partnership and standing timber supply contracts entered into on December 30, 2013 are denominated in U.S. dollars per cubic meter of standing timber, adjusted in accordance with U.S. inflation measured by the CPI

(Consumer Price Index), which is not related to inflation in the areas where the forests are located, constituting, therefore, an embedded derivative. This instrument, presented in the table above, is a sale swap of the variations in the U.S. CPI for the period of the above-mentioned contracts. See note 5 (e) of the 3Q15 financial statements for more details and a sensitivity analysis of the fair value in the event of a substantial variation in the U.S. CPI.

All financial instruments were entered into in accordance with the guidelines established by the Market Risk Management Policy, and are conventional instruments without leverage or margin calls, duly registered with the CETIP (Securities Custody and Financial Settlement Clearinghouse), which only have a cash impact on their respective maturities and amortizations. The Company’s Governance, Risk and Compliance area is responsible for the verification and control of positions involving market risk and reports directly and independently to the CEO and the other areas and bodies involved in the process, ensuring implementation of the policy. Fibria’s Treasury area is responsible for executing and managing the financial operations.

Net Result

The Company posted a 3Q15 loss of R$601 million, versus net income of R$614 million in 2Q15 and a loss of R$359 million in 3Q14. The quarter-on-quarter variation was due to the negative financial result. Excluding non-recurring effects (tax credits) and the impact of exchange variation (mainly on debt and hedge instruments), Fibria would have recorded net income of R$873 million in 3Q15.

Analyzing the result in terms of earnings per share, i.e. excluding depreciation, depletion and monetary and exchange variations (see the reconciliation on page 23), the indicator was 35% higher than in 2Q15, thanks to the increase in the average net price in reais and higher sales volume. The 152% year-on-year upturn was due to the 56% appreciation of the average dollar against the real and the 3% increase in the net average price, offsetting the decline in sales volume. The chart below shows the main factors impacting the 3Q15 net result, beginning with EBITDA in the same period:

Net income (R$ million)

(1)         Includes other exchange variation expenses, non-recurring/ non-cash expenses and other financial income/expenses.

Indebtedness

	Unit	Sept/15	Jun/15	Sept/14	Sept/15 vs Jun/15		Sept/15 vs Sept/14
Gross Debt	R$ million	12,526	9,015	8,574	39%		46%
Gross Debt in R$	R$ million	626	604	564	4%		11%
Gross Debt in US$(1)	R$ million	11,900	8,411	8,010	41%		49%
Average maturity	months	51	52	55	-1		-4
Cost of debt (foreign currency) (2)	% p.a.	3.6%	3.9%	4.0%	-0.3	p.p.	-0.4	p.p.
Cost of debt (local currency) (2)	% p.a.	8.8%	8.4%	7.2%	0.4	p.p.	1.6	p.p.
Short-term debt	%	9%	10%	15%	-1	p.p.	-6	p.p.
Cash and market securities in R$	R$ million	1,412	669	884	111%		60%
Cash and market securities in US$	R$ million	2,537	788	777	222%		227%
Fair value of derivative instruments	R$ million	(1,001)	(639)	(400)	57%		150%
Cash and cash Equivalents (3)	R$ million	2,948	818	1,261	260%		134%
Net Debt	R$ million	9,578	8,197	7,313	17%		31%
Net Debt/EBITDA (in US$)	x	2.07	2.23	2.70	-0.2		-0.6
Net Debt/EBITDA (in US$)(4)	x	1.58	1.95	2.50	-0.4		-0.9

(1) Includes BRL to USD swap contracts. The original debt in dollars was R$ 10,687 million (85% of the total debt) and debt in reais was R$ 1,839 million (15% of the debt)

(2) The costs are calculated considering the debt swap

(3) Includes the fair value of derivative instruments (hedge)

(4) For covenant purposes

In 3Q15, Fibria executed an amendment to the syndicated export prepayment contract totaling US$400 million, with amortization of the principal as of the 41st month, maturing in 2021, at the Libor plus average interest of 1.43% p.a. The proceeds will be used to finance the Horizonte 2 Project.

On September 30, 2015, gross debt stood at R$12,526 million, R$3,511 million, or 39%, up on 2Q15, mainly due to the 28% depreciation of the real against the dollar, generating a negative exchange variation of R$2,202 million, and the raising of a foreign currency export prepayment loan in the quarter. The chart below shows the changes in gross debt during the quarter:

The financial leverage ratio in dollars narrowed to 1.58x on September 30, 2015 (versus 1.95x in 2Q15). In R$, net debt/EBITDA was 2.07x (2Q15: 2.23x). If we annualize 3Q15 EBITDA, leverage would be 1.38x in dollars and 1.54x in reais.

The average total cost (*) of Fibria’s dollar debt was 3.3% p.a. (Jun/15: 3.6% p.a. | Sep/14: 3.7% p.a.) comprising the average cost of local currency bank debt of 8.8% p.a. (Jun/15: 8.4% p.a. | Sep/14: 7.2% p.a.), which moved up due to

(*)Average total cost, considering debt in reais adjusted by the market swap curve on September 30, 2015.

the impact on the yield curve of another 0.5 p.p. increase in the long-term interest rate as of the fourth quarter of 2015, and the cost in dollars of 3.6% p.a. (Jun/15: 3.9% p.a. | Sep/14: 4.0% p.a.). This reduction was mainly due to a decline in the yield curve. The graphs below show Fibria’s indebtedness by instrument, indexing unit and currency (including debt swaps):

The average maturity of the total debt was 51 months in Sep/15 versus 52 months in Jun/15 and 55 months in Sep/14.

The graph below shows the amortization schedule of Fibria’s total debt:

Cash and cash equivalents closed September 2015 at R$2,948 million, including the mark-to-market of hedge instruments totaling a negative R$1,001 million. Excluding this impact, 35% of cash was invested in local currency, in government bonds and fixed-income securities, and the remainder in short-term investments abroad.

The Company has four revolving credit facilities totaling R$1,962 million available for a period of four years (as of the contract date), three of which in local currency totaling R$850 million (contracted in Mar/13 and Mar/14) at 100% of the CDI plus 1.5% p.a. to 2.1% p.a. when utilized (0.33% p.a. to 0.35% p.a. when on stand-by) and one in foreign currency totaling US$280 million (contracted in Mar/14), at the 3-month LIBOR plus 1.55% p.a. when utilized (35% of this spread when on stand-by). These funds, despite not being utilized, help improve the Company’s liquidity. Given the current cash position of R$2,948 million, these lines totaling R$1,962 million have resulted in an immediate liquidity position of R$4,910 million. As a result, the cash to short-term debt ratio (including these stand-by credit facilities) closed 3Q15 at 4.6x.

The graph below shows the evolution of Fibria’s net debt and leverage since September 2014:

Capital Expenditure

(R$ million)	3Q15	2Q15	3Q14	9M15	9M14	3Q15 vs 2Q15	3Q15 vs 3Q14	9M15 vs 9M14	Last 12 months
Industrial Expansion	53	13	12	68	29	308%	348%	130%	76
Forest Expansion	21	14	15	45	48	47%	40%	-6%	71
Subtotal Expansion	73	27	27	113	77	171%	176%	46%	147
Safety/Environment	6	4	11	16	16	54%	-43%	-4%	17
Forestry Renewal	324	335	352	947	852	-3%	-8%	11%	1,265
Maintenance, IT, R&D, Modernization	87	64	54	201	218	35%	59%	-8%	273
Subtotal Maintenance	416	403	417	1,164	1,087	3%	0%	7%	1,556
Total Capex	490	430	444	1,276	1,164	14%	10%	10%	1,703

Capex totaled R$490 million in 3Q15, 14% and 10% up on 2Q15 and 3Q14, respectively, primarily due to expenditure on the industrial expansion of the H2 Project and forestry equipment acquisitions.

Horizonte 2 Project

The new industrial line is scheduled for start-up in 4Q17. Up to the close of 3Q15, virtually all of the equipment and service contracts needed for the Horizonte 2 Project had been entered into with suppliers and service providers.

Funding operations and the pursuit of financing for the project are also moving ahead. The project will be financed by the Company’s free cash flow generation and third-party funding, within the limits established in its Debt Management Policy, which is being negotiated with financial institutions.

Free Cash Flow

(R$ million)	3Q15	2Q15	3Q14	9M15	9M14	Last 12 months
Adjusted EBITDA	1,551	1,157	613	3,714	1,885	4,620
(-) Capex including advance for wood puchase	(490)	(430)	(444)	(1,276)	(1,164)	(1,703)
(-) Dividends	—	(149)	—	(149)	—	(149)
(-) Interest (paid)/received	(63)	(93)	(76)	(205)	(272)	(345)
(-) Income tax	(5)	(38)	(3)	(51)	(9)	(71)
(+/-) Working Capital	50	(128)	16	(309)	(71)	(374)
(+/-) Others	5	(2)	10	14	3	23
Free Cash Flow(1)	1,048	317	117	1,737	373	2,001
Project H2 Capex	74	27	27	113	112	147
Free Cash Flow ex-Project H2	1,122	344	143	1,850	485	2,148

Free cash flow was positive by R$1,048 million in 3Q15, versus a positive R$466 million in 2Q15 (before dividend payments) and a positive R$117 million in 3Q14. The improvement over the previous quarter was mainly due to the increase in EBITDA and the positive working capital variation, in turn explained by the variation in accounts receivable (higher forfaiting in dollars). The year-on-year upturn was also due to higher EBITDA. LTM free cash flow came to R$2,148 million after dividend payments and before H2 Project expansion capex. Considering the free cash flow before dividends and before Horizonte 2 capex, the FCF yield stood at 7.7%. If we annualize the 3Q15 number (prior to expansion capex), the FCF yield would have reached 15.1%.

ROE and ROIC

In regard to return metrics, it is worth noting certain adjustments in the accounting indicator, given the differences in accounting treatment under IFRS (CPC 29).

Return on Equity	Unit	3Q15	2Q15	3Q14	3Q15 vs 2Q15		3Q15 vs 3Q14		US$ - LTM 3Q15
Shareholders’ Equity	R$ million	13,982	14,563	14,782	-4%		-5%		3,519
IAS 41 adjustments	R$ million	(282)	(317)	(416)	-11%		-32%		(71)
Shareholders’ Equity (adjusted)	R$ million	13,699	14,246	14,367	-4%		-5%		3,448
Shareholders’ Equity (adjusted) - average(1)	R$ million	14,033	14,465	14,285	-3%		-2%		3,532

Adjusted EBITDA LTM	R$ million	4,620	3,682	2,708	25%		71%		1,536
Total Capex LTM	R$ million	(1,703)	(1,657)	(1,509)	3%		13%		(566)
Net interest LTM	R$ million	(345)	(357)	(370)	-3%		-7%		(115)
Income Tax LTM	R$ million	(71)	(70)	(20)	2%		263%		(24)
Adjusted Income LTM	R$ million	2,501	1,599	810	56%		209%		831

ROE	%	17.8%	11.1%	5.7%	6.8	p.p.	12.2	p.p.	23.5%

(1) Average of current and same quarter of the previous year.

Return on Invested Capital	Unit	3Q15	2Q15	3Q14	3Q15 vs 2Q15		3Q15 vs 3Q14		US$ - LTM 3Q15
Accounts Receivable	R$ million	636	572	579	5%		32%		160
Inventories	R$ million	1,413	1,389	1,325	7%		24%		356
Current Liabilities (ex-debt)	R$ million	1,605	1,361	1,498	35%		0%		404
Biological Assets	R$ million	3,773	3,700	3,525	1%		5%		950
Fixed Assets	R$ million	9,201	9,303	10,077	-1%		-5%		2,316
Invested Capital	R$ million	16,628	16,323	17,004	3%		1%		4,185
IAS 41 adjustments	R$ million	(529)	(587)	(661)	-11%		-32%		(133)
Adjusted Invested Capital	R$ million	16,099	15,736	16,343	4%		2%		4,052

Adjusted EBITDA LTM	R$ million	4,620	3,682	2,708	25%		71%		1,536
Total Capex LTM	R$ million	(1,703)	(1,657)	(1,509)	3%		13%		(566)
Income Tax LTM	R$ million	(71)	(70)	(20)	2%		—		(24)
Adjusted Income LTM	R$ million	2,845	1,956	1,179	45%		141%		946

ROIC	R$ million	17.7%	12.4%	7.2%	5.2	p.p.	10.5	p.p.	23.3%

Annualizing 3Q15 data, ROE and ROIC in dollars would be 31.7% and 29.4%, respectively.

Capital Market

Equities

Fibria’s average daily traded volume in 3Q15 was approximately 3.5 million shares, 17% up on 2Q15, while daily financial volume averaged US$48 million, up by 15% in the same period (US$27 million on the BM&FBovespa and US$21 million on the NYSE).

Fixed Income

	Unit	Sept/15	Jun/15	Sept/14	Sept/15 vs Jun/15		Sept/15 vs Sept/14
Fibria 2024 - Yield	%	5.6	4.8	5.3	0.8	p.p.	0.3	p.p.
Fibria 2024 - Price	USD/k	97.4	103.0	99.4	-5%		-2%
Treasury 10 y	%	2.0	2.4	2.5	-0.3	p.p.	-0.5	p.p.

Sustainability

Fibria was included in the 2015/16 Dow Jones Emerging Markets Sustainability Index (DJSI Emerging Markets). From the eight companies in the Forestry and Paper Products industry competing for inclusion in the index, only two were selected - Fibria and Duratex.

Subsequent Events

Fibria’s 5th Fibria Day will take place on December 2, 2015, at the New York Stock Exchange (NYSE). The Company’s Board of Executive Officers and members of management will attend the event.

In a meeting held on October 22, 2015, the Board of Directors approved a Dividend Policy that will be based on its ability to generate cash flow, respecting its indebtedness and liquidity policies, maintaining its commitment to the investment grade as well as considering its strategic planning.

In continuous act of the Board of Directors and based on this new policy, the distribution of intermediate dividends extraordinarily was recommended in the amount of R$ 2 billion, to be paid against reserves for investments. The proposal was driven by the low leverage, low average cost of debt and the fact that the funding for Horizonte 2 Project are already solved, in line with our commitment to maintain the capital discipline.

The proposal will be deliberated at the Extraordinary General Meeting to be held on November 30, 2015.

Appendix I — Revenue x Volume x Price*

	Sales (Tons)		Net Revenue (R$ 000)		Price (R$/Ton)		3Q15 vs 2Q15 (%)
3Q15 vs 2Q15	3Q15	2Q15	3Q15	2Q15	3Q15	2Q15	Tons	Revenue	Avge Price
Pulp
Domestic Sales	118,344	125,629	203,190	190,740	1,717	1,518	(5.8)	6.5	13.1
Foreign Sales	1,179,779	1,156,679	2,558,276	2,098,860	2,168	1,815	2.0	21.9	19.5
Total	1,298,123	1,282,308	2,761,466	2,289,601	2,127	1,786	1.2	20.6	19.1

	Sales (Tons)		Net Revenue (R$ 000)		Price (R$/Ton)		3Q15 vs 3Q14 (%)
3Q15 vs 3Q14	3Q15	3Q14	3Q15	3Q14	3Q15	3Q14	Tons	Revenue	Avge Price
Pulp
Domestic Sales	118,344	138,310	203,190	153,091	1,717	1,107	(14.4)	32.7	55.1
Foreign Sales	1,179,779	1,233,904	2,558,276	1,574,295	2,168	1,276	(4.4)	62.5	70.0
Total	1,298,123	1,372,214	2,761,466	1,727,386	2,127	1,259	(5.4)	59.9	69.0

	Sales (Tons)		Net Revenue (R$ 000)		Price (R$/Ton)		9M15 vs 9M14 (%)
9M15 vs 9M14	9M15	9M14	9M15	9M14	9M15	9M14	Tons	Revenue	Avge Price
Pulp
Domestic Sales	373,323	370,987	564,612	418,525	1,512	1,128	0.6	34.9	34.1
Foreign sales	3,436,207	3,523,713	6,461,800	4,602,910	1,881	1,306	(2.5)	40.4	44.0
Total	3,809,530	3,894,700	7,026,412	5,021,435	1,844	1,289	(2.2)	39.9	43.1

* Excludes Portocel

Appendix II — Income Statement

INCOME STATEMENT - CONSOLIDATED (R$ million)

	3Q15		2Q15		3Q14		3Q15 vs 2Q15	3Q15 vs 3Q14
	R$	AV%	R$	AV%	R$	AV%	(%)	(%)
Net Revenue	2,790	100%	2,309	100%	1,746	100%	21%	60%
Domestic Sales	231	8%	210	9%	172	10%	10%	35%
Foreign Sales	2,558	92%	2,099	91%	1,574	90%	22%	63%
Cost of sales	(1,533)	-55%	(1,441)	-62%	(1,461)	-84%	6%	5%
Cost related to production	(1,290)	-46%	(1,224)	-53%	(1,254)	-72%	5%	3%
Freight	(244)	-9%	(217)	-11%	(207)	-12%	12%	18%
Operating Profit	1,256	45%	868	38%	286	16%	45%	340%
Selling and marketing	(111)	-4%	(107)	-5%	(95)	-5%	4%	16%
General and administrative	(66)	-2%	(65)	-3%	(72)	-4%	1%	-9%
Financial Result	(2,357)	-85%	321	14%	(785)	-45%	—	200%
Equity	(0)	0%	(0)	0%	—	0%	—	—
Other operating (expenses) income	(44)	-2%	(10)	0%	(32)	-2%	345%	38%
Operating Income	(1,321)	-47%	1,008	44%	(699)	-40%	-231%	89%
Current Income taxes expenses	(69)	-2%	(19)	-1%	67	4%	265%	-202%
Deffered Income taxes expenses	788	28%	(375)	-16%	273	16%	-310%	189%
Net Income (Loss)	(601)	-22%	614	27%	(359)	-21%	-198%	68%
Net Income (Loss) attributable to controlling equity interest	(606)	-22%	612	26%	(362)	-21%	-199%	67%
Net Income (Loss) attributable to non-controlling equity interest	4	0%	3	0%	2	0%	59%	112%
Depreciation, amortization and depletion	484	17%	478	21%	475	27%	1%	2%
EBITDA	1,520	55%	1,165	50%	562	32%	31%	171%
Equity	—	0%	0	0%	—	0%	-100%	—
Fair Value of Biological Assets	—	0%	(30)	-1%	—	0%	0%	—
Fixed Assets disposals	13	0%	(1)	0%	27	2%	—	-52%
Accruals for losses on ICMS credits	18	1%	23	1%	25	1%	-20%	-26%
Tax Credits/Reversal of provision for contingencies	(1)	0%	(0)	0%	(1)	0%	280%	—
EBITDA adjusted (*)	1,551	56%	1,157	50%	613	35%	34%	153%

Income Statement - Consolidated (R$ million)

	2014		2013		2014 vs 2013
	R$	AV%	R$	AV%	%
Net Revenue	7,096	100%	5,083	100%	40%
Domestic Sales	634	9%	480	9%	32%
Foreign Sales	6,462	91%	4,603	91%	40%
Cost of sales	(4,247)	-60%	(4,160)	-82%	2%
Cost related to production	(3,590)	-51%	(3,566)	-70%	1%
Freight	(657)	-9%	(594)	-12%	11%
Operating Profit	2,849	40%	923	18%	209%
Selling and marketing	(313)	-4%	(262)	-5%	19%
General and administrative	(195)	-3%	(193)	-4%	1%
Financial Result	(3,782)	-53%	(1,023)	-20%	270%
Equity	1	0%	—	0%	0%
Other operating (expenses) income	(83)	-1%	878	17%	-109%
LAIR	(1,522)	-21%	323	6%	-571%
Current Income taxes expenses	(147)	-2%	(36)	-1%	314%
Deffered Income taxes expenses	1,117	16%	3	0%	32741%
Net Income (Loss)	(553)	-8%	291	6%	-290%
Net Income (Loss) attributable to controlling equity interest	(563)	-8%	285	6%	-297%
Net Income (Loss) attributable to non-controlling equity interest	10	0%	6	0%	61%
Depreciation, amortization and depletion	1,410	20%	1,374	27%	3%
EBITDA	3,670	52%	2,721	54%	35%
Equity	(1)	0%	—	0%	0%
Fair Value of Biological Assets	(30)	0%	(87)	-2%	-66%
Property, Plant and Equipment disposal	16	0%	30	1%	48%
Accruals for losses on ICMS credits	61	1%	72	1%	-15%
Tax Incentive	(2)	0%	(851)	-17%	0%
EBITDA adjusted	3,714	52%	1,885	37%	97%

Appendix III - Balance Sheet

BALANCE SHEET (RS$ million)

ASSETS	Sep/15	Jun/15	Dec/14	LIABILITIES	Sep/15	Jun/15	Dec/14
CURRENT	6,518	3,862	3,261	CURRENT	2,686	2,086	2,099
Cash and cash equivalents	2,597	685	461	Short-term debt	1,077	894	965
Securities	1,281	701	683	Derivative Instruments	471	248	186
Derivative instruments	26	26	30	Trade Accounts Payable	688	637	593
Trade accounts receivable, net	724	691	538	Payroll and related charges	148	111	135
Inventories	1,563	1,455	1,239	Tax Liability	161	98	56
Recoverable taxes	177	183	163	Dividends and Interest attributable to capital payable	0	0	39
Others	150	120	148	Others	140	99	125

NON CURRENT	6,158	5,205	4,740	NON CURRENT	13,460	9,851	8,879
Marketable securities	72	72	51	Long-term debt	11,449	8,121	7,361
Derivative instruments	299	175	161	Accrued liabilities for legal proceedings	169	146	145
Deferred income taxes	2,284	1,511	1,191	Deferred income taxes, net	238	257	267
Recoverable taxes	1,943	1,858	1,752	Tax Liability	0	0	0
Fostered advance	671	701	695	Derivative instruments	855	593	422
Assets avaiable for sale	598	598	598	Assets avaiable for sale	477	477	477
Others	290	290	291	Others	271	257	207

Investments	121	95	80	SHAREHOLDERS’ EQUITY - Controlling Interest	13,920	14,506	14,564
Property, plant & equipment , net	8,952	9,007	9,253	Issued Share Capital	9,729	9,729	9,729
Biological assets	3,863	3,810	3,708	Capital Reserve	12	6	4
Intangible assets	4,516	4,521	4,552	Statutory Reserve	2,554	3,160	3,228
				Equity valuation adjustment	1,635	1,621	1,613
				Treasury stock	(10)	(10)	(10)
				Minority interest	62	58	52
				TOTAL SHAREHOLDERS’ EQUITY	13,982	14,563	14,616
TOTAL ASSETS	30,128	26,500	25,594	TOTAL LIABILITIES	30,128	26,500	25,594

Appendix IV — Statement of Cash Flows

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOW (R$ million)

	3Q15	2Q15	3Q14	2015	2014

INCOME (LOSS) BEFORE TAXES ON INCOME	(1.321)	1.008	(699)	(1.522)	323
Adjusted by
(+) Depreciation, depletion and amortization	484	478	475	1.410	1.375
(+) Foreign exchange losses, net	1.687	(183)	545	2.627	281
(+) Change in fair value of derivative financial instruments	571	(230)	143	889	(36)
(+) Equity in losses of jointly-venture	0	0	—	(1)	—
(+) Fair value of biological assets	—	(30)	—	(30)	(87)
(+) (Gain)/loss on disposal of property, plant and equipment	13	(1)	20	16	24
(+) Interest and gain and losses in marketable securities	(26)	(24)	(20)	(64)	(65)
(+) Interest expense	122	109	118	330	364
(+) Financial charges of Eurobons “Fibria 2020” partial repurchase transaction	—	—	7	—	464
(+) Impairment of recoverable ICMS	18	23	25	61	72
(+) Provisions and other	3	3	2	4	17
(+) Tax Credits	—	—	—	—	(850)
(+) Program Stock Options	5	2		8	—
(+) Provisions and investment	—	—	7	—	7
Decrease (Increase) in assets
Trade accounts receivable	227	(57)	(28)	209	(143)
Inventories	(69)	(36)	70	(220)	43
Recoverable taxes	(95)	(111)	(49)	(261)	(119)
Other assets/advances to suppliers	(42)	(33)	(16)	(49)	136
Increase (decrease) in liabilities
Trade payable	(34)	52	33	(43)	75
Taxes payable	1	24	(0)	9	(24)
Payroll, profit sharing and related charges	37	34	24	13	(11)
Other payable	26	(1)	(17)	34	(28)
Cash provided by operating activities
Interest received	22	20	15	59	58
Interest paid	(86)	(113)	(90)	(264)	(329)
Income taxes paid	(5)	(38)	(3)	(51)	(9)
NET CASH PROVIDED BY OPERATING ACTIVITIES	1.538	896	560	3.163	1.537
Cash flows from investing activities
Acquisition of property, plant and equipment and forest	(502)	(412)	(423)	(1.253)	(1.126)
Advance for wood acquisition from forestry partnership program	12	(18)	(21)	(22)	(38)
Marketable securities, net	(576)	(52)	54	(602)	191
Cash from sale of investments - Asset Light project	—	—	—	—	903

Proceeds from sale of property, plant and equipment	2	26	5	32	(3)
Derivative transactions settled	(209)	(54)	(8)	(306)	(29)
Subsidiary incorporation - Fibria Innovations	—	—	—	(12)	—
Others	—	—	(0)	(0)	(1)
NET CASH USED IN INVESTING ACTIVITIES	(1.272)	(510)	(400)	(2.164)	(110)
Cash flows from financing activities
Borrowings	1.543	283	148	1.965	2.576
Repayments - principal amount	(268)	(371)	(710)	(1.095)	(4.223)
Eurobonds	—	—	—	—	(326)
Dividendos pagos	—	(149)	—	(149)	—
Other	(6)	1	(3)	(1)	3
NET CASH USED IN FINANCING ACTIVITIES	1.269	(236)	(564)	720	(1.969)
Effect of exchange rate changes on cash and cash equivalents	379	(32)	55	417	(21)
Net increase (decrease) in cash and cash equivalents	1.913	118	(348)	2.136	(563)
Cash and cash equivalents at beginning of year	685	567	1.057	461	1.272
Cash and cash equivalents at end of year	2.597	685	709	2.597	709

Appendix V — Breakdown of EBITDA and Adjusted EBITDA (CVM Instruction 527/2012)

Adjusted EBITDA (R$ million)	3Q15	2Q15	3Q14
Income (loss) of the period	(601)	614	(359)
(+/-) Financial results, net	2,357	(321)	785
(+) Taxes on income	(720)	393	(339)
(+) Depreciation, amortization and depletion	484	478	475
EBITDA	1,520	1,165	562
(+) Equity	—	0	—
(-) Fair Value of Biological Assets	—	(30)	—
(+/-) Loss (gain) on disposal of property, plant and equipment	13	(1)	27
(+) Accrual for losses on ICMS credits	18	23	25
(-) Tax credits/reversal of provision for contingencies	(1)	(0)	(1)
EBITDA Adjusted	1,551	1,157	613

EBITDA is not a standard measure defined by Brazilian or international accounting rules and represents earnings (loss) in the period before interest, income tax and social contribution, depreciation, amortization and depletion. The Company presents adjusted EBITDA according to CVM Instruction 527 of October 4, 2012, adding or subtracting from the amount the equity accounting, the provisions for losses on recoverable ICMS, non-recurring write-offs of fixed assets, the fair value of biological assets and tax credits/recovered contingencies to provide better information on its ability to generate cash, pay its debt and sustain its investments. Neither measurement should be considered as an alternative to the Company’s operating income and cash flows or an indicator of liquidity for the periods presented.

Appendix VI - Economic and Operational Data

Exchange Rate (R$/US$)	3Q15	2Q15	1Q15	4Q14	3Q14	2Q14	3Q15 vs 2Q15	3Q15 vs 3Q14	2Q15 vs 1Q15	4Q14 vs 3Q14	3Q14 vs 2Q14
Closing	3.9729	3.1026	3.2080	2.6562	2.4510	2.2025	28.1%	62.1%	-3.3%	8.4%	11.3%
Average	3.5430	3.0731	2.8737	2.5437	2.2745	2.2295	15.3%	55.8%	6.9%	11.8%	2.0%

Pulp net revenues distribution, by region	3Q15	2Q15	3Q14	3Q15 vs 2Q15	3Q15 vs 3Q14	Last 12 months
Europe	42%	42%	39%	0 p.p.	3 p.p.	42%
North America	25%	24%	27%	2 p.p.	-1 p.p.	24%
Asia	25%	26%	24%	-1 p.p.	1 p.p.	25%
Brazil / Others	8%	8%	10%	0 p.p.	-2 p.p.	9%

Pulp price - FOEX BHKP (US$/t)	Sept/15	Aug/15	Jul/15	Jun/15	May/15	Apr/15	Mar/15	Feb/15	Jan/15	Dec/14	Nov/14	Oct/14
Europe	808	803	801	793	782	767	755	748	743	741	734	735

Financial Indicators	Jun/15	Mar/14	Jun/14
Net Debt / Adjusted EBITDA (LTM*) (R$)	2.07	2.23	2.70
Net Debt / Adjusted EBITDA (LTM*) (US$)	1.58	1.95	2.50
Total Debt / Total Capital (gross debt + net equity)	0.5	0.4	0.4
Cash + EBITDA (LTM*) / Short-term Debt	7.0	5.0	3.1

*LTM: Last twelve months

Reconciliation - net income to cash earnings (R$ million)	3Q15	2Q15	3Q14
Net Income (Loss) before income taxes	(1,321)	1,008	(699)
(+) Depreciation, depletion and amortization	484	478	475
(+) Unrealized foreign exchange (gains) losses, net	1,687	(183)	545
(+) Change in fair value of derivative financial instruments	571	(230)	143
(+) Equity	0	0	—
(+) Change in fair value of biological assets	—	(30)	—
(+) Loss (gain) on disposal of Property, Plant and Equipment	13	(1)	20
(+) Interest on Securities, net	(26)	(24)	(20)
(+) Interest on loan accrual	122	109	118
(+) Financial charges on BONDS redemption	—	—	7
(+) Accruals for losses on ICMS credits	18	23	25
(+) Provisions and other	3	3	2
(+) Tax Credits	—	—	—
(+) Stock Options program	5	2	—
Cash earnings (R$ million)	1,556	1,155	616
Outstanding shares (million)	554	554	554
Cash earnings per share (R$)	2.8	2.1	1.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2015

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO